SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__               No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Company Highlights for the quarter ended 30 June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  July 31, 2006

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Rule 4.7B

Appendix 4C - 4th Quarter

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of Entity:
PRANA BIOTECHNOLOGY LIMITED

ABN:	Quarter Ended ('Current Quarter')
37 080 699 065	30th June 2006

Company Highlights for the quarter ended 30 June 2006

•
Following completion of the phase I trials, a clinical study report (including an expert pharmacokinetic report), was finalised on 26th May 2006. The Phase I clinical trial program for PBT2 investigated the safety/tolerability and pharmacokinetics of single and multiple oral doses of PBT2, in 55 young male volunteers and 32 older male and female volunteers. The results indicated that the drug was well tolerated at doses proposed for Alzheimers treatment.

•
On 11 May 2006, we announced plans to move forward with a Phase IIa clinical trial of PBT2 in patients with Alzheimer’s Disease in Sweden to measure the safety and tolerability of the drug at selected doses and indicators of potential efficacy in Alzheimer’s Disease. The trial is expected to commence in the fourth quarter of 2006, subject to final regulatory approval with results expected to be reported at the end of 2007.

•
On 20 July 2006, Professor Ashley Bush, MD, PhD of the Mental Health Research Institute of Victoria (Australia) and a co-founding Prana scientist, presented at the 10th International Conference on Alzheimer’s Disease in Madrid that in mouse models, PBT2:

•	improved memory performance within 5 days of oral dosing
•	rapidly reduced the levels of soluble beta-amyloid (“Abeta”) in the brain; and
•	restored normal function across Abeta impaired synapses.

These findings provide a strong case for the anticipating efficacy of PBT2 in treating Alzheimers patients.

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 1

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

At the conference 17 papers were presented which further supported the theories on which the Prana MPAC platform is based.

•
Professor Colin Masters, MD, PhD, of the Department of Pathology, University of Melbourne and co-founding scientist of Prana received a Lifetime Achievement Award in Alzheimer’s Disease Research at the 10th International Conference on Alzheimer’s Disease in Madrid.

Consolidated Statement of Cash Flows

Cash Flows Related to Operating Activities	Current Quarter $A’000	Year to Date (12 months) $A’000
1.1 Receipts from customers	130	325
1.2 Payments for
(a) staff costs	(567)	(2,020)
(b) advertising and marketing	(5)	(167)
(c) research and development	(2,565)	(8,510)
(d) leased assets	-	-
(e) other working capital	(445)	(2,096)
1.3 Dividends received	-	-
1.4 Interest and other items of a similar nature	161	809
received 1.5 Interest and other costs of finance paid	-	-
1.6 Income taxes paid	-	-
1.7 Other (provide details if material)	-	-
Net Operating Cash Flows	(3,291)	(11,659)

+ See chapter 19 for defined terms.

Appendix 4C Page 2	30/9/2001

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

	Current Quarter $A’000	Year to Date (12 months) $A’000
1.8 Net Operating Cash Flows (carried forward)	(3,291)	(11,659)
Cash Flows Related to Investing Activities	-	-
1.9 Payment for acquisition of:
(a) businesses (item 5)	-	-
(b) equity investments	-	-
(c) intellectual property	-	-
(d) physical non-current assets	-	-
(e) other non-current assets	-	-
1.10 Proceeds from disposal of:
(a) businesses (item 5)	-	-
(b) equity investments	-	-
(c) intellectual property	-	-
(d) physical non-current assets	1	1
(e) other non-current assets	-	-
1.11 Loans to other entities	-	-
1.12 Loans repaid by other entities	-	-
1.13 Other (provide details if material)	-	-

Net Investing Cash Flows	1	1
1.14 Total Operating and Investing Cash Flows	(3,290)	(11,658)
Cash Flows Related to Financing Activities
1.15 Proceeds from issues of shares, options, etc.	-	-
1.16 Proceeds from sale of forfeited shares	-	-
1.17 Proceeds from borrowings	-	-
1.18 Repayment of borrowings	-	-
1.19 Dividends paid	-	-
1.20 Other (provide details if material)	-	-
Net Financing Cash Flows	-	-
Net Increase / (Decrease) in Cash Held	(3,290)	(11,658)
1.21 Cash at beginning of quarter/year to date	13,481	21,407
1.22 Exchange rate adjustments to item 1.20	(177)	265
1.23 Cash at End of Quarter	10,014	10,014

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 3

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Payments to Directors of the Entity and Associates of the Directors

Payments to Related Entities of the Entity and Associates of the Related Entities

		Current Quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	256

1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26	Explanation necessary for an understanding of the transactions

Salaries, directors’ fees and consulting fees at normal commercial rates

Non-Cash Financing and Investing Activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing Facilities Available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount Available $A’000	Amount Used $A’000
3.1	Loan facilities	-	-

3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Appendix 4C Page 4	30/9/2001

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Reconciliation of Cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current Quarter $A’000	Previous Quarter $A’000

4.1 Cash on hand and at bank	684	458

4.2 Deposits at call	9,330	13,023

4.3 Bank overdraft	-	-

4.4 Other (provide details)	-	-

Total: Cash at End of Quarter (item 1.22)	10,014	13,481

Acquisitions and Disposals of Business Entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance Statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign Here:	/s/ Richard Revelins	Date: 28 July 2006
Company Secretary
Print Name:	Richard Revelins

The CFO Solution
www.thecfo.com.au

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 5

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2	- reconciliation of cash flows arising from operating activities to operating profit or loss
•	9.2	- itemised disclosure relating to acquisitions
•	9.4	- itemised disclosure relating to disposals
•	12.1(a)	- policy for classification of cash items
•	12.3	- disclosure of restrictions on use of cash
•	13.1	- comparative information

3.
Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Appendix 4C Page 6	30/9/2001